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                               January 15, 2021

       Brandon Dutch Mendenhall
       President and Chief Executive Officer
       RAD Diversified REIT, Inc.
       211 N. Lois Avenue
       Tampa, FL 33609

                                                        Re: RAD Diversified
REIT, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed December 30,
2020
                                                            File No. 024-11020

       Dear Mr. Mendenhall:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. We note that you have adjusted the price four times since your Form 1-A was qualified on November 1, 2019. It
does not appear that you filed any offering circular supplements or post-qualification
amendments to reflect these price adjustments. Please give us your detailed analysis on
whether offers and sales made after the first price adjustment complied with
Regulation A and were not made in violation of Section 5.
   2. We note that you have removed your summary risk factor section. Since your risk factor discussion is longer
than 15 pages, please revise to provide a section with a series of concise, bulleted or
numbered statements that is no more than two pages summarizing the principal factors that
make an investment in the registrant or offering speculative or risky.
                                                        See Item 105(b) of
Regulation S-K.
 Brandon Dutch Mendenhall
RAD Diversified REIT, Inc.
January 15, 2021
Page 2
Results of Operation, page 90

3. We note your revised disclosure in response to comment 4. You disclose that you have generated $339,862 of revenue as of June 30, 2020; however, you also disclose that you have recognized $319,176 of revenue for the interim period ended June 30, 2020.
       Additionally, you disclose that you recognized $16,687 in rental revenues for the year ended December 31, 2019; however, according to your financial statements you recognized $67 in revenue. Please reconcile.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ronald (Ron) Alper at 202-551-3329 or Jonathan Burr at 202-551-5833
with any questions.



                                                             Sincerely,
FirstName LastNameBrandon Dutch Mendenhall
                                                             Division of
Corporation Finance
Comapany NameRAD Diversified REIT, Inc.
                                                             Office of Real
Estate & Construction
January 15, 2021 Page 2
cc:       Fanni Koszeg
FirstName LastName